EXHIBIT 23.2



The Board of Directors
PHH Corporation:

We consent to the incorporation by reference in Registration Statements Nos. 33-48125, 33-63627, 333-27715 and 333-45373 on Form S-3 of PHH Corporation of
our report dated April 30, 1997, with respect to the consolidated balance sheet of PHH Corporation and subsidiaries at December 31, 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 1996 and January 31, 1996, before the restatement and reclassifications described in notes 4 and 7 to the consolidated financial statements, which report appears in the Annual Report on Form 10-K/A of PHH Corporation for the year ended December 31, 1997.



                              KPMG Peat Marwick LLP
Baltimore, Maryland
October 23, 1998